RBC **RosBusinessConsulting**

U.S. Securities and Excha[redacted]
Office of International Co
100 F Street, NE
Washington, DC 20549 US
Mailstop: Room 3628
Attention: Rule 12g3-2(b) Exemptions

07027264

File No: 82-34864

SUPPL

RECEIVED 2007 OCT 15 P

04.10.2007

Re: Application for Amendment to the Existing Rule 12g3-2(b) Exemption for purposes of future electronic publication of the required disclosure documents

Dear Sirs,

OJSC RBC Information Systems is a Russian-based company listed on MICEX and RTS.

In March 2005, RBC established the Level I ADR program, with the Bank of New York acting as a depositary for the program. ADRs are traded on OTC under the ticker symbol RINFY (CUSIP number: 75523Q102).

The company currently maintains a Rule 12g3-2(b) exemption from reporting obligations under U.S. Securities Exchange Act of 1934. The file number is 82-34864.

As a result of the SEC rule change, RBC, as a depositary receipt issuer with Rule 12g3-2(b) exemption, would like to take advantage of the electronic publication option and publish all required disclosure documents on its corporate website www.rbcinfosystems.com .

PROCESSED
OCT 19 2007
THOMSON
FINANCIAL

Sincerely Yours,

Natalia Makeeva
Investor Relations Director
OAO RBC Information Systems

dlw10/17

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RosBusinessConsulting

RBC

Securities and Exchange Commission
File No: 82-34864

03.10.2007

Dear Sirs,

Please find attached the following documents of OJSC "RBC Information Systems", a foreign private issuer. The attached documentation is being furnished to you pursuant to Rule 12g3-2(b).

1. A press release: 'RBC reports audited financial results for 2006'.
2. A press release: 'Audience of RBC's business titles grew 40% on average in the past six months'.
3. An invitation to the conference call: 'RBC invites to take part in the 1H2007 Review Conference Call'.
4. A press release: 'RBC consolidates seven web hosting companies and becomes market leader in Russia'.
5. A press release: 'RBC delivers dynamic revenue growth of 69% in the first six months of 2007'.
6. A press release: 'RBC launches local mass media in St. Petersburg'.
7. A press release: 'RBC's senior executives top the list of Russia's best managers'.
8. A press release: 'RBC acquires *Nashi Dengi* magazine and *Kvadratny Metr* weekly'.

Sincerely yours,

p.p. / Maria Sorokina Investor Relations Officer /

Natalia Makeeva
Investor Relations Director

78, Profsoyuznaya str., Moscow, 117393, Russia; e-mail: info@rbc.ru, tel.: +7(495) 363-11-11, 363-11-22; fax: +7(495) 363-11-25.
Internet: http://www.rbc.ru

RBC **RosBusinessConsulting**

RBC delivers dynamic revenue growth of 69% in the first six months of 2007

Business highlights

- *RBC's revenue increases 69% to $76.9m in the first six months of the year due to strong Internet and print media ad sales expansion backed by audience growth*
- *The audience expansion in the Internet and print media segments enables the company to raise prices on RBC's business-related websites and in the RBC magazine*
- *RBC TV wins CNN World Report Award for the Best Business Report*
- *The company reconfirms its outlook for 2007: total revenue is expected to reach about $166-180m, EBITDA is estimated at a level of $55-62m (excluding investments in new projects)*

Revenue for the 1st half of 2007

$'000 000	*1st half 2007*[1]	*1st half 2006*[1]	*Growth (%)*	*Forecast 2007*
Media Services	43.2	29.7	45%	**$92-100**
RBC TV	17.9	15.7	14%	**$43-47**
Print Publications	15.8	-	-	**$31-33**
Total revenue	**76.9**	**45.4**	**69%**	**$166-180**

Moscow, September 17, 2007 – OAO RBC Information Systems **(RTS, MICEX: RBCI)** reported preliminary financial results for the first six months of 2007 today. Commenting on the results, German Kaplun, RBC Chairman and CEO, said: "I am pleased with RBC's dynamic performance in the first half of the year, which was supported by a strong audience expansion in the second quarter, despite it is traditionally a seasonally weaker period. All of the company's business units delivered solid double-digit revenue growth in the period under review, demonstrating again the efficiency of our business model. On the whole, I am very positive about this year and strongly believe in our success in all media segments, where RBC operates. Going forward, we plan to continue building up our TV and print media audiences, along with implementation of numerous projects in the Internet."

Revenue. In the first six months, the company's total revenue surged 69% from $45.4m in 2006 to $76.9m, due to growing advertising sales, which were backed by price increases and strong core audience expansion in the Internet, TV and print. In the total revenue mix for H1 2007, Media Services (Internet advertising & subscription and marketing communications) contributed 56.2% and RBC TV generated 23.3%, while the remaining 20.5% came from Print Publications.

---

[1] Based on management accounts in accordance with IFRS (unaudited).

Media Services. RBC's revenue from Media Services increased 45% from $29.7m in 2006 to $43.2m from significant growth primarily in the field of Internet advertising.

RBC has the largest business audience on the Russian Internet, and remains one of the most attractive and efficient advertising platforms on the market as a result. Continued strong demand for advertising in the first quarter of the year prompted an upturn in advertising rates on RBC's business-related online resources by 18% on average at the beginning of April. The company is planning its next price increase for September 2007.

Additionally, the publication of the print version of *RBC Daily* gave momentum to advertising sales of the newspaper's online version, which in turn supported the Internet revenue growth in the second quarter. In order to provide the online newspaper with extra advertising spots, the company in June launched *RBC Daily Weekend*, a thematic supplement, providing information on lifestyle, restaurants, shops and the most interesting cultural events in Moscow, thus helping *RBC Daily*'s readers to plan their weekends.

In the period under review, RBC held an annual ceremony and announced the *Finansoviy Olymp-2006* winners, following the successful acquisition of rights in 1Q2007 to organize this contest. Overall, the marketing communications and Internet subscription branches have continued to show sustainable growth in line with the management's expectations.

RBC TV's revenue grew 14% to $17.9m in the first six months of 2007. The slowdown of the revenue growth in the second quarter of 2007, as compared to the first quarter of the year, was in line with the trend observed on the Russian TV market. The deceleration of the channel's revenue growth occurred due to the fact that some clients reallocated part of their advertising budgets from the second to the third quarter of the year. Therefore, the company's management is confident in achieving the year-end sales target by the channel.

At the same time, the channel's core audience has expanded significantly. According to the latest research conducted by COMCON in May 2007, RBC TV's monthly audience increased 30% in a single year to reach 10.0m viewers. RBC TV's weekly audience gained 44%, rising from 5.3m people in May 2006 to 7.6m in 2007, while the most significant growth was among the daily viewers of the channel. Daily viewership rose 58% from 2.8m people to 4.4m, due to an impressive increase (by 79%) in the number of viewers who watch the channel on weekends. The significant increase of RBC TV's audience will enable the channel to raise prices by 25% on average in September 2007. In order to further enhance the overall viewer statistics, RBC plans to start adding local content to RBC TV's program schedule in major Russian cities. For example, since September 2007 RBC will introduce this practice in Saint Petersburg.

In the second quarter, RBC continued broadening the penetration of RBC TV's signal in Moscow via the Mostelecom network. The company plans to reach more than 50% of the Moscow audience (approximately 1.8m households) by September 2007. RBC management expects that, in 2008, the TV channel will benefit from the enhanced distribution of its signal in Moscow, coupled with the anticipated strong media inflation on the national TV channels, which may prompt clients to seek more targeted advertising placement on niche channels.

In June, RBC TV received acclaim for its work from CNN. The channel won the international 2007 CNN World Report Award for the best business report (Oil Resources in Siberia) for

CNN's weekly program World Report, which made RBC TV the only Russian winner of this annual competition and one of the four CNN's most professional international partners.

Print publications. Revenue from RBC's print media resources reached $15.8m in the first half of 2007, $12.5m of which were contributed by EDI S PRESS Holding, the publisher of interior and design and other non-business magazines. RBC's print media business's dynamic performance was secured by further development of the company's business titles and their growing popularity among the target audiences, and backed by sustainable revenue growth delivered by EDI S PRESS Holding.

According to TNS Gallup Media, the average issue readership (AIR) of the *RBC Daily* business newspaper in Moscow rose 45% to 97,100 people over a period from March to July 2007, against the results of the first survey[2]. The average issue readership of the *RBC* magazine went up 35% from 158,300 to 193,700 people, while the Russian audience of the title amounted to 289,200 readers. *RBC* magazine's rapidly-growing readership enabled the company to raise advertising prices by 20% on average in April 2007.

Additionally, in response to very high demand for advertising from car manufacturers and dealers, in the summer the company began publishing a print version of its popular Internet site about cars, *AutoNews*. The new magazine features 112 pages and has a combined initial circulation of 100,000 copies. The business model of the magazine is primarily based on advertising. RBC expects that *AutoNews* magazine will reach profitability levels quickly by actively exploiting cross-selling opportunities and other synergies with the company's Internet resources.

Outlook for 2007. Based on the strong performance of the company and upward advertising market trends, RBC reconfirms its earlier outlook for 2007. The company is expected to receive a total revenue of about $166m - $180m. This figure is projected to consist of about $92m - $100m from Media Services (including $6-7m from new Internet sites and services), around $43-47m from RBC TV, and approximately $31-33m from print publications. EBITDA of the company's existing business is estimated to reach $55-62m (excluding investments in new projects). At a consolidated level, EBITDA is expected to amount to $25-30m (including the impact of investments).

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: Natalia Makeeva
Tel: + 7 (495) 363 1111, E-mail: ir@rbc.ru,
Web: www.rbcinfosystems.com

---

[2] The first survey with the inclusion of RBC's business titles was conducted by TNS Gallup Media for the period of December 2006 through February 2007

RosBusinessConsulting

RBC

RBC consolidates seven web hosting companies and becomes market leader in Russia

Moscow, September 12, 2007 – OAO RBC Information Systems (**MICEX, RTS: RBCI**) announces the consolidation of web hosting assets by acquiring five hosting companies and buying partners' stakes in the Hosting-Center and Ukraina-Host companies. As a result of these transactions, RBC became the owner of the following hosting and domain name registration companies in Russia: Hosting-Center, Centrohost, Garant-Park-Telecom (including the R01 domain name registrator), SpaceWeb, PeterHost, Arbatek and the Ukrainian-based hosting provider host.com.ua.

Following the consolidation of the acquired assets, RBC has become a clear leader on the Russian market of web hosting services. The total number of web sites hosted by RBC is about 100,000, accounting for more than 20% of the Russian hosing market.[1] At present, over 900,000 domain names are registered in the RU domain zone already. RBC comes in second in terms of the number of registered domain names in Russia, after RU-Center, and runs more than 215,000 domains, which constitute approximately 23% of the domain registration market.

The total turnover of the acquired companies is expected to reach $11m in 2007, with an average EBITDA margin of about 30%. The acquisitions were made based on an average P/EBITDA ratio of 7.2. RBC's hosting business is expected to grow by approximately 40% in the next few years.

The acquired assets will be operated by Mediamir, an RBC subsidiary that focuses on the development of general interest Internet services. Mediamir's General Director Mikhail Gourevitch said, "We firmly believe the consolidation of web hosting service providers under RBC's umbrella will allow achieving strong revenue and profitability levels in this business due to cross-selling and strong synergies in many areas, including advertising and promotion. We expect to further increase the profitability of our hosting and domain name registration services by implementing the most modern technological platforms and combining our expertise and experience."

Presently, hosting means not only provision of space on a server to make web sites accessible via Internet, but also comprehensive solutions coupled with domain name registration. Hosting companies are now actively adopting user-friendly solutions, which do not require any special training and equip clients with the necessary tools to design their own websites, online blogs, forums etc. All that creates strong demand for web hosting services among a wide range of people.

The Compound Annual Growth Rate (CAGR) of the Russian hosting market reached 44% over the past three years. The number of registered domains in the national RU zone has increased

---

1 According to stat.nic.ru, cnews.ru

61% to around 718,000[2]. Experts and market participants share the opinion that such a pace of growth will be maintained until at least 2009.

The global hosting market is more developed and consolidated than the Russian one. According to Neftcraft.com and Webhosting.info, 1&1, a division of the United Internet holding, leads the international market with over 3 million hosted web sites. US-based GoDaddy is the number one domain name registrator on a global scale and the largest hosting company in the United States, running 12 million domain names and over 1 million websites. Finally, Yahoo! with more than 2 million domain names and 1 million hosted websites, ranks third among the world's top three.

Investor Contact: Natalia Makeeva
Tel.: +7 495 363 1111 ext.1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

---

2 According to stat.nic.ru, hostobzor.ru

RosBusinessConsulting

RBC

RBC launches local mass media in St. Petersburg

Moscow, September 18, 2007 - OAO RBC Information Systems (**RTS, MICEX: RBCI**) has announced the launch under its regional business expansion program of the local media products in St. Petersburg, including a regional RBC TV channel, *RBC Daily St. Petersburg* newspaper, and *RBC St. Petersburg* online news portal.

RBC TV's new St. Petersburg-based studio's mission is to cover the most relevant breaking news on business and finance in St. Petersburg and in the whole of Russia's northwestern region. According to the management's expectations, the studio will expand the channel's viewership and will boost the channel's local and national advertising sales. The local RBC TV program schedule will feature programs formatted to provide prompt news reports (*St. Petersburg. News* program), analyze the events (*Second Capital City*), as well as receive expert opinions on financial and economic issues (*St. Petersburg. In Focus*). Currently the channel is technically available to over 5.5m viewers in St. Petersburg and the Leningrad region.

On September 3, 2007, RBC launched *RBC Daily* newspaper in St. Petersburg. The 12 page newspaper is issued on weekdays, and has a combined initial circulation of around 10,000 copies. Alongside global and national news, the newspaper provides a lot of information dedicated to business activities in St. Petersburg and Russia's northwest region.

In addition, RBC launched a new version of the *RBC St. Petersburg* portal in September, which together with covering the most important events in the region provides a point of access to all of RBC's information and analytical resources. For instance, visitors are offered the opportunity to read up-to-the-minute reports featured in the business newspaper *RBC Daily St. Petersburg* and watch *RBC TV St. Petersburg* online. Moreover, the portal has consolidated the regional versions of *RBC Real Estate* and *RBC Auto* projects.

RBC's information agency in St. Petersburg is run by an editorial team of highly professional local journalists.

"St. Petersburg is Russia's second largest metropolis, and launching a local branch here was a natural step for our fast-developing company. The new newspaper, TV channel and information portal will fill in the business mass media niche in one of the country's major regions with the media products offering professional materials in line with the standards of Russia's top business mass media holding," General Director of RBC Media Artyom Inutin said.

"RBC's start-ups in St. Petersburg will pave the way for the company's other local media projects in the country's major industrialized cities. We expect this venture into local markets will lead to the increase in the overall ratings of our business mass media products and will boost the advertising sales," RBC Chairman and CEO German Kaplun added.

Investor contact: **Natalia Makeeva**
Tel: +7 (495) 363-1111 (ext. 1369), e-mail: ir@rbc.ru, Web: www.rbcinfosystems.com.

RBC
RosBusinessConsulting

RBC's senior executives top the list of Russia's best managers

Moscow, September 28, 2007. - The Russian Managers Association and Kommersant Publishing House have published their annual list of the top 1000 Russian managers. In 2007, General Director of OAO RBC Information Systems **(RTS, MICEX: RBCI)** Yuri Rovensky, Vice Chairman of Finance Dmitry Belik, Corporate Affairs Director Natalia Cherepova, head of RBC's Technical Support Andrei Glazkov and head of RBC's Human Resources Department Laila Kuzovkina were named among the best managers in the Media Business category.

Yury Rovensky was ranked among the top ten Senior Executives, while Dmitry Belik topped the list of the best CFOs. Andrei Glazkov was first in the IT Directors Rating. This year, Natalia Cherepova was also named among the best, as a runner-up in the Corporate and Public Affairs Directors category, and Laila Kuzovkina was for the first time shortlisted in the HR Directors Rating, taking the fourth place.

The joint project of the Russian Managers Association and Kommersant Publishing House has been awarding the nation's best managers and leaders in their respective areas for eight years now. The rating is based on the principle of "the best choosing the best", where expert assessments are made by fellow businessmen: senior executives and directors of Russian companies as well as members of nonprofit industry and regional business associations and unions. In total, over 400 experts take part in the voting.

Candidates are grouped by industry and by area of their professional commitment. The rating is based on assessments of professional reputations, personal qualities and accomplishments of the nominees. The final ratings feature candidates with the highest overall grade.

This year, the procedure of compiling the Top 1000 list was altered. For example, if before only General Directors participated in the rating in the Media Business category, this year directors of specific corporate departments were shortlisted as well. Furthermore, commercial banks and insurance companies were split into separate categories apart from the financial sector, and specialists rendering professional information technology services were ranked in a special industry sub-rating.

Investor contact: Natalia Makeeva
Tel: +7 (495) 363 1111 (ext. 1369), e-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RBC RosBusinessConsulting

RBC acquires *Nashi Dengi* magazine and *Kvadratny Metr* weekly

Moscow, October 3, 2007 – OAO RBC Information Systems **(MICEX, RTS: RBCI)** announces the completion of acquisitions of the *Nashi Dengi* magazine and the *M² – Kvadratny Metr* weekly newspaper.

As a result of the finalized transactions made in cash and worth a total of roughly $4.5m (including investment commitments), RBC became the owner of 89.99% of shares of the *Nashi Dengi* magazine and a 100% stake in *M² – Kvadratny Metr*. The magazine's shares were acquired from a KIT Finance Investment Bank affiliate, while the weekly was bought from the Rodionov Publishing House. The average acquisition multiple for both purchases reached 1.8 on a price-to-sales 2007 basis. RBC's management expects that in 2008 the new titles will bring the company additional revenue of about $5m on account of strong synergy with RBC's print and Internet resources.

Nashi Dengi has been published since March 2004, targeting a broad audience and covering in full the topic of personal finance. It has a vast regional coverage, with local issues published in St. Petersburg, Yekaterinburg, Novosibirsk, Samara and Nizhny Novgorod. The total circulation of the magazine is 55,000 copies.

"Our decision to purchase the magazine was inspired by the fact that it is one of the most promising print media projects on the dynamically growing personal finance market. Furthermore, *Nashi Dengi* beneficially complements RBC's media products, expanding the range of our titles in print," RBC Media's General Director Artyom Inutin said. "We plan to widely exploit the synergetic opportunities between the magazine and the company's existing business and, in particular the *RBC.Credit* web site, which is dedicated to the personal finance subject as well."

Kvadratny Metr was launched in early 2000. Today, it has an impressive client base and an established brand on the market of real estate publications. The 36 page full-color weekly has a circulation of 45,000 copies, and is also available online at www.m-2.ru. *Kvadratny Metr* is now being issued with the assistance of *RBC Daily's* editorial staff as a supplement to the newspaper and as a separate independent publication.

Commenting on the newspaper's acquisition, Atryom Inutin noted: "The purchase of *Kvadratny Metr* goes in line with RBC's strategy to expand the number of supplements to the *RBC Daily* newspaper. With the newly-acquired weekly we managed a fast entry to the market of real estate publications. We expect that the newspaper's established client base will supplement and expand RBC's own pool of advertisers in the real estate sector, which brought over 10% of the company's advertising revenue in 2006. Thanks to a strong synergy between *Kvadratny Metr* and our interior and design print media products as well as with the popular Internet resource *RBC.Real Estate*, we plan to move our new title to a top position among print and online publications in the niche."

Investor contact: Natalia Makeeva
Phone: +7 495 363 1111 ext.1369, E-mail: ir@rbc.ru
Web: www.rbcinfosystems.com

RosBusinessConsulting

RBC

RBC reports audited financial results for 2006

Moscow, September 3, 2007 - Today OAO RBC Information Systems (**RTS, MICEX: RBCI**), published full-year financial results in accordance with IAS, based on the auditor's report prepared by KPMG for the year ended December 31, 2006[1].

Consolidated key figures[2]

$ 000 000	2006	2005	% Change	% of Revenue 2006
Revenue	21[illegible]	[illegible]9	[illegible]9	[illegible]
Gross profit	80	40	[illegible]	38
EBITDA	57	32	78	27
Net profit	40	23	74	19

[1]Including RBC's IT business (presently OAO Armada)

[2]RBC consolidated financial statements for 2006 and preceding years are available at www.rbcinfosystems.com

The company outperformed its preliminary revenue, EBITDA and net profit figures as compared to the earlier announced preliminary results. Total revenue rose 79% from $119m in 2005 to $213 m in 2006, due to strong underlying growth in the Media and IT segments and contributions from acquisitions in the print media and system integration markets. In 2006, RBC continued enhancing its media market position by effectively offering premium news services to users and multiple advertising channels to clients. The company's top-line growth was also bolstered by the buoyant state of the Russian advertising market amid continued favorable macroeconomic situation in the country throughout 2006.

The company's gross profit doubled from $40m in 2005 to $80m in 2006. EBITDA went up 78% from $32m in 2005 to $57m in the period under review. Consolidated net profit increased 74% from $23m in 2005 to $40m in 2006, as sales continued to expand dynamically.

Full year revenue breakdown

$ 000 000	2006	2005	% Change
Media Services	82	6[illegible]	3[illegible]
RBC TV	35	26	35
Print Publications	16	[illegible]	[illegible]
IT business (presently OAO Armada)	80	32	156
Total revenue	213	119	79

[3]Consists of Internet advertising & subscription and marketing communications

Revenue from Media Services was $82m in 2006, which represents an increase of 34% from $61m reported in the previous year, thanks to strong sales in the Internet advertising branch, which was driven by both price and audience increases. Revenue from RBC TV advertising demonstrated a significant growth of 35% from $26m in 2005 to $35m in 2006, driven by continuing dynamic audience growth, expanding client base and increased utilization of advertising time.

In 2006, the company successfully entered the print media market by launching a monthly business magazine RBC and a print version of the daily business newspaper RBC Daily. RBC also acquired 60% in EDI S PRESS Holding, a leader in the design and construction publications niche. Revenue from the Print Publications branch amounted to $16m, including six months of sales from EDI S PRESS Holding.

RBC's IT business (presently OAO Armada) delivered $80m in 2006, an increase of 150% compared to $32m in the previous year, due to strong business expansion, solid synergies with the acquired firms and positive market dynamics.

Outlook for 2007. Based on the strong first quarter results, positive macroeconomic forecasts and ongoing media sector growth in Russia, RBC reiterates its outlook for 2007. Total revenue is estimated to reach about $166-180m. This figure is expected to consist of around $92-100m from Media Services (including $6-7m from new Internet sites and services), about $43-47m from RBC TV, and approximately $31-33m from print publications. EBITDA of the company's existing business is estimated to reach $55-62m (excluding investments in new projects). At a consolidated level, EBITDA is expected to amount to $28-37m (including the impact of investments).

The total revenue generated by OAO Armada is expected to increase to about $100-105m through organic growth in 2007.

Cautionary note regarding forward-looking statements

Some of the information in this press release may contain statements of future expectations and other forward-looking statements. These expectations are based on the management's current views and assumptions, and involve known and unknown risks and uncertainties. It is possible that the company's actual results and financial condition may differ, possibly materially, from the anticipated results and financial condition indicated in these forward-looking statements. For a discussion of some of the risks and important factors that could affect the firm's future results, see "Risk Factors" in the company's latest Annual Report on www.rbcinfosystems.com. RBC assumes no obligation to update any forward-looking information contained in this document.

Investor contact: **Natalia Makeeva**
Tel: +7 (495) 363-1111 (ext. 1369), e-mail: ir@rbc.ru, Web: www.rbcinfosystems.com.

RBC **RosBusinessConsulting**

Audience of RBC's business titles grew 40% on average in the past six months

Moscow, September 6, 2007 - The latest print media rating produced by TNS Gallup Media[1] has demonstrated very strong growth of the audience of RBC's business titles.

According to TNS Gallup Media, the average issue readership (AIR) of the RBC Daily business newspaper in Moscow reached 97,100 people from March to July 2007, which represents a 45% growth against the results of the first survey conducted for the period of December 2006 through February 2007. The average issue readership of the RBC magazine went up 35% from 158,300 to 193,700 people during the same period time.

RBC Daily was launched on September 25, 2006 with a circulation of 65,000 copies. The monthly magazine RBC was first published in March 2006. Its current circulation is 105,000 copies distributed all across Russia. Both printed editions belong to OAO RBC Information Systems **(MICEX, RTS: RBCI)**.

"We are very much proud of such results indeed. RBC Daily has been published for less than 12 months yet but in terms of popularity it has caught up with key competitors. The RBC magazine is enjoying healthy growth dynamics too. The audiences of our business editions appeared to have been increasing even despite the fact that the latest TNS Gallup survey covered the summertime when the readership activity normally gets lower. We will continue working on our printed projects to further boost our market share in the core business press segment," General Director of RBC Media Artyom Inyutin said.

According to TNS Gallup, the six-month audience of RBC Daily in Moscow is 573,200 people. The survey revealed high quality of the newspaper's business audience of which 61.5% are men, and 28.8% are aged 25-44. A total of 71.9% of RBC Daily's readers have higher education, 33% of readers are top managers, and 58.2% can afford expensive purchases.

The six-month audience of the RBC magazine in Russia reached 512,100 people, of whom 342,400 are based in Moscow, as the survey reads. The average issue readership in Russia in March - July 2007 amounted to 289,200 people. Some 35% of readers are men, 47% are aged 35-44, and 65.9% occupy managerial positions.

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[1] - Media National Readership Survey - Moscow is conducted by TNS Gallup among the adult population of Moscow aged 16 and over. The total sample size is 45,000 interviews per year. The survey method is based on telephone interviews (CATI - Computer Assisted Telephone Interviewing).

Investor contact: **Natalia Makeeva**
Tel: +7 (495) 363-1111 (ext. 1369), e-mail: ir@rbc.ru, Web: www.rbcinfosystems.com.

RosBusinessConsulting

RBC

RBC invites to take part in the 1H2007 Review Conference Call

RBC Information Systems (MICEX, RTS: RBCI)
kindly invites you to take part in the 1H2007 Review Conference Call
following the publication of the press release
in the first half of the day on September 17, 2007

German Kaplun, Chairman and Chief Executive Officer
Alexander Morgulchik, Vice Chairman for Business Development
Dmitry Belik, Vice Chairman of Finance

to discuss and review RBC's preliminary
financial and operational results for the first half of 2007

When:
Monday, September 17, 2007
10:00 a.m. (U.S. Eastern Time Zone)
3:00 p.m. (London time)
6:00 p.m. (Moscow time)

Where to call:
United States: +1 (800) 230-1074
International: +1 (612) 332-0923

To hear a replay of the conference call:
September 17, 2007 through September 25, 2007
U.S.: +1 (800) 475-6701
International: +1 (320) 365-3844
Enter Access Code: 887028

Contact:
Natalia Makeeva
Investor Relations Director
RBC Information Systems
Tel.: +7 495 363 1111
E-mail: ir@rbc.ru

END